PREMIUM NICKEL RESOURCES LTD. REPORTS ASSAY RESULTS

FROM UNDERGROUND EXPLORATION DRIFT GRAB SAMPLES AND ADDITIONAL ASSAYS ON HISTORIC CORE SAMPLES FROM 100% OWNED SELKIRK MINE IN BOTSWANA

Toronto, Ontario, November 15, 2022 - Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("PNRL" or the "Company") is pleased to provide an update on its underground grab sampling program, as well as additional assay results from the sampling of historic core at its 100% owned Selkirk nickel-copper-cobalt-platinum group elements ("Ni-Cu-Co-PGE") sulphide mine in Botswana.

The past-producing Selkirk Mine is located 28 kilometres south-east of the town of Francistown, Botswana and 75 kilometres north of the Company's 100% owned flagship asset, Selebi Mine. The Company has been carrying out due diligence on the past-producing Selkirk Mine since 2021 to substantiate a plan for its redevelopment, including the feasibility of producing separate nickel and copper concentrates with potentially significant PGE content. Recently, the Company announced that it had completed a concept-level metallurgical study in support of this process (see news release of the Company dated August 24, 2022).

The Company examined underground workings and confirmed continuous visible sulphides along an exploration drift extending 144 metres across the interpreted primary sulphide horizon, in a southwestern direction from the previous mining operations. PNRL collected and submitted twenty 10-kilogram grab samples from this exploration drift for assay to determine the variability in the grade of the mineralization. Assays from the underground sample program are reported herein (See Figure 1: Historic Drill Hole Location & Underground Workings at the bottom of this news release). This Figure may also be viewed using the link provided at the end of this news release.

Highlights of the exploration drift sampling program include:

  20 samples collected over a distance of 95 metres, averaging 0.49% nickel, 0.50% copper, 0.02% cobalt, 0.16 g/t platinum, 0.74 g/t palladium, 0.046 g/t gold, including:
    Sample TD00829 grading 2.34% nickel, 0.20% copper, 0.13% cobalt, 0.568 g/t platinum, 2.44 g/t palladium, and 0.011 g/t gold

The Company also assayed samples from a total of five historic drill holes from 2016 core extracted by the former operator of the Selkirk Mine, Tati Nickel Mining Company ("TNMC"). Results from drill holes DSLK278, 277, 281 and 282 have been previously disclosed (see news releases of the Company dated August 30, 2022 and September 6, 2022) and results from DSLK283 are reported herein.

Highlights of the core sampling program include:

  DSLK283: 25.62 metres grading 0.25% nickel, 0.28% copper, 0.01% cobalt, 0.125 g/t platinum, 0.594 g/t palladium, 0.046 g/t gold, including:
    16.21 metres grading 0.27% nickel, 0.31% copper, 0.01% cobalt, 0.142 g/t platinum, 0.665 g/t palladium, and 0.051 g/t gold

Keith Morrison, CEO commented: "The assay results from the legacy underground exploration drift at Selkirk confirm the lateral continuity of the Ni-Cu-Co-PGE mineralization. Separately, the assays from DLSK283 are consistent with the previously released historical drill holes in Table 2 but over a narrower interval (25.62 meters) as this drillhole is located along the edge of the Selkirk mineralization."

The Selkirk Ni-Cu-Co-PGE deposit is classified as a magmatic sulphide deposit, with massive and local vein type sulphides, but primarily occurs as a homogenous, uniformly distributed, disseminated sulphide zone hosted within a taxitic metagabbro.

Production at the Selkirk Mine took place between 1989 and 2002 with Anglo American mining high grade Ni-Cu massive sulphides and producing 1 million tonnes at 2.6% Ni and 1.5% Cu. Thereafter, in 2007, LionOre Mining International Ltd. ("LionOre") published a technical report in accordance with NI 43-101, which reported a historic indicated mineral resource estimate of 6.0 Mt grading 1.06% Nickel and 0.36% Copper at a cutoff grade of 0.75% Ni. The technical report entitled "A Preliminary Assessment and Techno-Economic Analysis of the Requirements for the Establishment of a Nickel Mining & Processing Facility at the 'Selkirk Project' Situated on the Farms 73NQ and 75 NQ in NE Botswana, Mineral Properties and Prospects Held by LionOre" with an effective date of September 21, 2006 (the "Historic Selkirk MRE") was prepared for LionOre by TMP Consulting (PTY) Ltd. See "Historical Estimate". The former operator acquired Selkirk from Norilsk Nickel through a purchase agreement in October 2014. Norilsk was preparing Selkirk as an open pit operation and had completed Definitive Feasibility Studies in 2012 and 2013 (Nornickel Annual Reports).

Prior to mining operations at the Selkirk Mine, the high-grade massive sulphides extended from near surface over a plunge distance of about 200 metres with an average thickness of 20 metres. On the hanging wall and footwall of this deposit lies a halo of disseminated and coarse blebby sulphides, averaging approximately 100 metres in thickness, grading roughly 0.3% Ni and extending down plunge to unknown depths. Previously released hole DSLK278 intercepted this halo of enriched disseminated/blebby sulphides.

This larger volume of disseminated sulphides was previously evaluated by TNMC, the former operator of the Selkirk Mine. Since 2003, a total of 71,775.35 metres in 273 surface holes have been drilled by former operators to evaluate Selkirk and its down-plunge potential. An exploration drift, 144 metres in length, was developed in 2008 from the bottom of the underground infrastructure.

From the accessible portion of the exploration drift, PNRL collected 20 underground samples, over a distance of 95 metres, averaging 0.49% nickel, 0.50% copper, 0.02% cobalt, 0.16 g/t platinum, 0.74 g/t palladium, and 0.046 g/t gold. Sample TD00829 graded 2.34% nickel, 0.20% copper, 0.13% cobalt, 0.568 g/t platinum, 2.44 g/t palladium, and 0.011 g/t gold. Grab sample results are shown in Table 1 below with associated locations of the samples in WGS84 Zone 35 South coordinates.

Table 1. Grab Sample Assays, location information

SAMPLE ID	Ni %	Cu %	Co %	Pt g/t	Pd g/t	Au g/t	NiEq(1) %	EASTING	NORTHING	ELEVATION
TD00826	0.323	0.411	0.004	0.124	0.494	0.035	0.664	575413.3	7642664.3	897.4
TD00827	0.177	0.307	0.001	0.071	0.348	0.03	0.418	575418.0	7642666.0	897.4
TD00828	0.608	0.536	0.036	0.219	1.045	0.107	1.272	575422.7	7642667.7	897.3
TD00829	2.34	0.201	0.132	0.568	2.44	0.011	3.554	575427.4	7642669.5	897.2
TD00831	0.379	0.255	0.02	0.169	0.631	0.031	0.746	575432.1	7642671.2	897.2
TD00832	0.578	1.55	0.03	0.186	0.888	0.052	1.543	575436.8	7642672.9	897.1
TD00833	0.564	0.675	0.03	0.131	0.874	0.067	1.192	575441.5	7642674.6	897.0
TD00834	0.485	0.35	0.024	0.127	0.658	0.045	0.904	575446.2	7642676.3	897.0
TD00835	0.354	0.547	0.018	0.138	0.57	0.03	0.803	575450.9	7642678.1	896.9
TD00836	0.638	0.306	0.032	0.213	0.857	0.03	1.127	575455.6	7642679.8	896.9
TD00838	0.341	0.557	0.017	0.131	0.626	0.085	0.822	575460.3	7642681.5	896.8
TD00839	0.393	0.349	0.022	0.108	0.559	0.022	0.768	575465.0	7642683.2	896.7
TD00840	0.333	0.292	0.015	0.068	0.503	0.036	0.651	575469.7	7642684.9	896.7
TD00841	0.223	0.295	0.01	0.061	0.381	0.027	0.490	575474.4	7642686.7	896.6
TD00842	0.726	1.435	0.034	0.241	0.92	0.029	1.669	575479.0	7642688.4	896.5
TD00844	0.369	0.273	0.015	0.278	0.961	0.06	0.853	575483.7	7642690.1	896.5
TD00845	0.377	0.476	0.016	0.17	0.684	0.066	0.843	575488.4	7642691.8	896.4
TD00846	0.295	0.857	0.011	0.131	0.611	0.099	0.874	575493.1	7642693.6	896.4
TD00847	0.071	0.099	0.001	0.028	0.205	0.023	0.183	575497.8	7642695.3	896.3
TD00848	0.274	0.193	0.014	0.126	0.542	0.025	0.569	575502.5	7642697.0	896.2
AVERAGE	0.492	0.498	0.024	0.164	0.740	0.046	0.997

The results of the Company's data verification efforts at the Selkirk Mine include examination and sampling of the underground workings, reviewing and sampling of mineralized drill core, collecting DGPS coordinates of drill collars and quality assessment of information in databases.

As part of the core review at Selkirk, five unsampled HQ sized core (63.5 millimeters) holes drilled immediately prior to the closure of operations by TNMC were identified. These five holes were taken to the core processing facility at Phikwe, where they were sampled in approximately 1 metre intervals, bagged and sent for assay analyses. Results from DSLK283 returned 0.25% nickel, 0.28% copper, 0.01% cobalt, 0.125 g/t platinum, 0.594 g/t palladium, and 0.046 g/t gold from 85.16 to 110.78 metres (25.62 metres), including 0.27% nickel, 0.31% copper, 0.01% cobalt, 0.142 g/t platinum, 0.665 g/t palladium, and 0.051 g/t gold from 94.57 to 110.78 metres (16.21 metres).

A total of 216 quarter core samples were sent to ALS Global in Johannesburg, South Africa for analyses. Results are shown in Table 2 below. Table 3 shows the recently surveyed hole coordinates and depths of each hole. The coordinate system is WGS84 UTM Zone 35 South.

Table 2. Drill holes DSLK277, DSLK278, DSLK281, DSLK282 and DSLK283 Assay Results

HOLE ID	FROM m	TO m	LENGTH m	Ni %	Cu %	Co %	Pt g/t	Pd g/t	Au g/t	NiEq(1) %
DSLK277	13.54	93.73	80.19	0.20	0.17	0.01	0.117	0.512	0.037	0.469
Incl.	164.73	207.73	43.0	0.29	0.28	0.01	0.144	0.673	0.065	0.661
Incl.	164.73	187.73	25.0	0.32	0.32	0.01	0.172	0.764	0.068	0.738
and	198.73	207.30	8.57	0.37	0.35	0.02	0.151	0.791	0.089	0.834
DSLK278	74.15	213.67	139.52	0.46	0.54	0.03	0.210	0.888	0.093	1.058
Incl.	126.67	150.67	24.0	0.64	0.64	0.03	0.289	1.139	0.116	1.369
and	171.67	175.67	4.0	0.90	0.58	0.05	0.373	1.664	0.096	1.820
and	193.67	201.67	8.0	0.62	1.00	0.03	0.318	1.183	0.193	1.522
DSLK281	115	229.16	114.16	0.38	0.40	<0.01	0.141	0.612	0.056	0.751
Incl.	120	160.21	40.21	0.40	0.36	<0.01	0.134	0.595	0.067	0.752
and	172.44	191.73	19.29	0.54	0.61	<0.01	0.197	0.862	0.060	1.074
and	193.67	201.67	8.0	0.62	1.00	0.03	0.318	1.183	0.193	1.522
DSLK282	56.85	63.85	7.0	0.21	0.26	<0.01	0.080	0.376	0.041	0.444
DSLK283	85.16	110.78	25.62	0.25	0.28	0.01	0.125	0.594	0.046	0.589
	94.57	110.78	16.21	0.27	0.31	0.01	0.142	0.665	0.051	0.646

Note:

(1) Nickel equivalent (NiEq) calculation based on London Metal Exchange prices as at August 29, 2022: nickel: $21,633.00 per metric ton, copper: $8,160.50 per metric ton, cobalt: $51,955.00 per metric ton, platinum: $865.00 per ounce, palladium: $2,056.00 per ounce, gold: $1,736.60 per ounce.

Table 3. Drill hole collar information

HOLE ID	EASTING	NORTHING	ELEVATION	DIP	AZIMUTH	LENGTH
DSLK277	575387.7	7642384.6	983.1	-86.4	0.0	260.86
DSLK278	575455.0	7642744.3	998.2	-89.9	0.0	300.00
DSLK281	575351.2	7642602.6	989.6	-66.4	180.0	250.31
DSLK282	575432.2	7642767.8	996.1	-61.2	0.0	250.31
DSLK283	575551.1	7642696.5	992.2	-65.1	3.5	250.00

PNRL plans to include the results of its findings in an updated mineral resource estimated prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which is expected to be completed by the end of 2022. The Company is preparing this technical report on a voluntary basis, as PNRL's near-term focus continues to be its flagship asset, the Selebi Mine.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of NI 43-101.

QA/QC

Drill core samples (core (HQ: 63.5 millimeters) described in Table 1. Drill hole DSLK277, DSLK278, DSLK281, DSLK282 and DSLK283 Assay Results were cut in half and then halved again by a diamond saw at the core processing facility in Phikwe. The remaining three-quarters of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analyses were completed at the ALS Global in Johannesburg, South Africa. The samples submitted had commercially prepared Blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades inserted in every batch of 20 samples or a minimum of one set per sample batch. Analysis for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81). Analyses for Pt, Pd, and Au are by fire assay (30 grams nominal sample weight) with an ICP-AES finish (PGM-ICP23).

ALS Geochemistry sites are accredited and operate under the requirements of ISO/IEC 17025 for specific tests as listed on their scope of accreditation, including geochemical, mineralogical, and trade mineral tests. To view a list of the accredited methods, please visit the following website and search ALS: Geochemistry https://www.scc.ca/en.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel-copper + cobalt resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNRL has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNRL's values and principles which stand up and surpass the highest acceptable industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water).  Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the Selkirk Mining Licence and four Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison
Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including the ability of exploration results (including drilling) to accurately predict mineralization; the significance of the metallurgical study; the ability of assay results and historic data to accurately predict mineralization; the timing and ability of the Company to prepare a technical report by the end of 2022, if at all; the veracity of historic information derived from the records of the former operators of PNRL's properties; the significance of PGE in the concentrate; and the business and prospects of the Company. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Company, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning the Company, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, which is filed with the Canadian securities commissions and available electronically under the Company's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the filing statement of the Company dated July 22, 2022, which are available electronically on SEDAR (www.sedar.com) under the PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figure 1: Historic Drill Hole Location & Underground Workings